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                              May 18, 2023

       Christopher C. Lau
       Chief Financial Officer
       American Homes 4 Rent
       280 Pilot Road
       Las Vegas, NV 89119

                                                        Re: American Homes 4
Rent
                                                            Form 10-K for
fiscal year ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 001-36013

       Dear Christopher C. Lau:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021, page
       29

   1. We note your presentation of the non-GAAP financial measure Core Net Operating
                                                        Income, which you note
on page 28 excludes nine line items from your statement of
                                                        operations, and the
reconciliation on page 30 from the most directly comparable financial measure calculated in
accordance with GAAP (i.e., Net income). In future periodic
                                                        filings, including
disclosures within your earnings release, please revise to first provide your reconciliation of
the non-GAAP financial measure Core NOI from GAAP Net
                                                        income. Refer to Item
10(e)(1)(i)(B) of Regulation S-K as well as Question 102.10(a) of the Division's
Compliance and Disclosure Interpretations on Non-GAAP Financial
                                                        Measures.
 Christopher C. Lau
American Homes 4 Rent
May 18, 2023
Page 2
Form 8-K filed February 23, 2023

Funds from Operations attributable to common share and unit holders and Retained Cash Flow, page 12

2. We note your presentation of Per FFO Share and Unit for FFO attributable to common share and unit holders, as well as related per share measures of Core FFO and Adjusted
      FFO. In future earnings releases, please reconcile these non-GAAP financial measures from the the most directly comparable measure calculated in accordance with GAAP.
      Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the
      Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
Accounting Branch Chief at 202.551.3856 with any questions.



                                                          Sincerely,
FirstName LastNameChristopher C. Lau
                                                          Division of
Corporation Finance
Comapany NameAmerican Homes 4 Rent
                                                          Office of Real Estate
& Construction
May 18, 2023 Page 2
cc:       Michael E. McTiernan
FirstName LastName